UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 15, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CLS Holdings USA, Inc.

File No. 333-174705 - CF#32439

CLS Holdings USA, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K on April 30, 2015.

Based on representations by CLS Holdings USA, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through April 30, 2020
Exhibit 10.7	through April 30, 2020
Exhibit 10.8	through April 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary